Exhibit 99.1
Sify reports revenues of US$38.63 million for
first quarter of fiscal year 2010-2011
Revenues grow by 9% over same period of previous year. Net loss at US $3.23 million
Chennai, Friday, 30th July, 2010: Sify Technologies Limited (NASDAQ Global Markets: SIFY), a leader in Enterprise and Consumer Internet Services in India with global delivery capabilities, today announced its consolidated unaudited results under International Financial Reporting Standards (IFRS) for the first quarter of fiscal year 2010-11.
Q1 Performance Highlights 2010-11:
•	Sify reported a 9% growth in revenues for the quarter ended June 30, 2010 against the same period of FY 2009-2010.

•	Sify closed the quarter at revenues of $38.63 million, up 2% from the previous quarter.

•	Enterprise business revenues were up 19.5% over the same-period previous year while the International business was higher by 15%

•	Consumer business revenues fell by 44% over same-period previous year

•	EBITDA for the quarter was positive at $1.26 million as compared to a negative of $0.20 million over same period previous year.

•	Net loss for the quarter stood at $3.23 million as against a Net Loss of $2.76 million same-period previous year.

•	Capex during the quarter was $1.42 million towards network expansion.
Mr. Raju Vegesna, Board Chairman and CEO & MD, Sify Technologies Ltd, said, “For many quarters we have been focussing on returning the Company to growth and profitability and this is showing some satisfactory results. Our alliances with leading industry players, be it in Cloud Services or bandwidth supplies for Domestic and International bandwidth, or for roll-out of our other services have enabled a strategic shift in the way we do business. We have satisfaction in seeing the roll-out of Cloud Services both in Enterprise and Consumer segments and that these are being well-received by our customers. By launching India’s first Consumer Cloud services targeted presently at cybercafes, Sify has started implementation of its unified strategy for the Internet Access and Portals space.

Mr. CVS Suri, Chief Operating Officer, Sify Technologies Ltd, said, “I am happy to report the successful completion of the first State Data Centre at Tripura, with Sikkim and 3 others on the anvil. These are highly prestigious projects that showcase Sify’s capabilities in the System Integration space. We have unbundled our offering for Cybercafes into two separate services-Connectivity and Value-added services. This quarter also marks a key milestone in our plan. The shift from a franchisee based model to a connectivity and value-added services based model is a major shift in our Consumer strategy. We are pursuing the Infrastructure Management Services with new product offerings and are seeing customer interest in this segment. Our eLearning service is also showing accretion of customers.
Mr. MP Vijay Kumar, Chief Financial Officer, Sify Technologies Limited said, “The consolidation process that was started in the earlier quarters is expected to show some results. The SG&A expenses have reduced by about 10 percentage points over the same period last year and cost of revenues have also dipped marginally. Better cost management has resulted in higher EBIDTA at US$1.26 million against EBIDTA loss of US$0.20 million during same period last year. Our most significant challenge now remains the consumer business. Losses in our consumer business have been growing over the recent quarters and a revised consumer strategy is being rolled out.

*Unaudited Consolidated income statement as per IFRS
(In $ million, all translated at $1 = Rs.46.60)

	Quarter ended	Year Ended	Quarter Ended
	June	March	June
Description	2010	2010	2009

Enterprise	32.52	122.51	27.21
Consumer	3.09	18.13	5.54
Others	3.02	11.38	2.63

Revenue	38.63	152.02	35.38

Cost of Revenues	(24.96)	(96.00)	(21.80)

Selling, General and Administrative Expenses	(12.41)	(52.56)	(13.78)

EBIDTA	1.26	3.46	(0.20)

Depreciation and Amortisation expensese	(3.74)	(15.11)	(4.17)

Net Finance Expenses	(1.34)	(5.71)	(1.17)

Other Income	0.40	14.87	0.69

Share of Affiliates	0.19	1.63	0.34

Profit / (loss) Before tax	(3.23)	(0.86)	(4.51)

Income Taxes	—	1.75	1.75

Profit / (loss) for the period	(3.23)	0.89	(2.76)

Profit attributable to:

Owners of the parent	(3.23)	0.68	(2.97)

Non-controlling interests	—	0.21	0.21

Net income / (loss) — After minority interest	(3.23)	0.89	(2.76)

*	The statutory auditors are in the process of completing their review procedures for the quarter ended 30th June 2010

Business highlights
ENTERPRISE BUSINESS
Sify’s Enterprise business grew by around 20% in terms of revenue over the same quarter of previous year.
Riding on the back of growing demand for Cloud and Data Centre services and backed by alliances with some of the industry’s leading players, Sify is consolidating its position as a Managed Services Provider.
Connectivity:
There were new services launched, namely Remote Access VPN for accessing corporate network from anywhere in the world, DDoS( Distributed Denial of Service) and “2 factor” authentication service. This is a highly competitive segment and requires constant innovation.
Hosting:
This business has grown 14% over the same quarter previous year. During the quarter Sify launched its On-demand Compute services commercially. Sify has successfully won many contracts for the Cloud Computing services which are available on Windows, Linux and Solaris Platforms. Another tie up will see us using HP blade servers along with VMware tools for virtualization.
Sify has forged strong alliances with HP, Microsoft and other SI partners like Wipro, HCL Technologies etc. The combined strength will be put to use on large bids while also vying for the connectivity and hosting business for their customers.
Managed Voice services:
Business Volume (in minutes) of International long distance (ILD) business (India Termination) has grown by a little over 14% this quarter over the previous quarter and the revenue grew by around 10%.
Apart from the India termination, the focus has been in setting up the hubbing business with a near 100% increase of revenue over the previous quarter. New hubbing routes to many South East Asian countries were created during the quarter.
Enterprise Application services:
Messaging services grew by approximately 14% during the quarter over the same quarter last year. Online examination services (iTest) grew in this quarter by 286% over the same quarter last year. This business is gaining momentum with both the Private Sector as well as the Govt. sectors demanding more of these services.

In the Govt. sector, Sify has won an E-Tendering contract for a 5 year period from the Govt. of Maharashtra (GOM). The newly created UIDAI has also signed a contract with Sify for a Testing and Certification deal for a period of 3 years.
INTERNATIONAL SERVICES
The business accounted for 8% of the total revenues of the Company during the quarter under review.
While the elearning business grew 8% over previous quarters, the infrastructure business jumped 23% due to a one time service fees. In both businesses, Sify has entered into partnerships to create additional opportunities for the future.
CONSUMER SERVICES
The business accounted for 8% of the total revenues of the Company during the quarter under review.
On broadband-to-home, a wide range of wireless products were launched coupled with online renewal of accounts through credit cards.
As the traditional franchisee café model is ramping down, Sify has launched Sify mylife, consumer cloud services that allow us to reach out to substantially more number of cybercafés because it allows the cybercafé-owner to access Sify VAS services with universal connectivity.
About Sify Technologies
Sify is among the largest Managed Enterprise and Consumer Internet Services companies in India, offering end-to-end solutions with a comprehensive range of products delivered over a common telecom data network infrastructure reaching more than 600 cities and towns in India.
A significant part of the company’s revenue is derived from Corporate Services, which include corporate connectivity, network and communications solutions, security, network management services, enterprise applications and hosting. Sify is a recognized ISO 9001:2008 certified service provider for network operations, data center operations and customer support, and for provisioning of VPNs, Internet bandwidth, VoIP solutions and integrated security solutions, and ISO / IEC 20000 - 1:2005 certified for Internet Data Center operations. Sify has licenses to operate NLD (National Long Distance) and ILD (International Long Distance) services and offers VoIP back haul to long distance subscriber telephony services. The company is India’s first enterprise managed services provider to launch a Security Operations Center (SOC) to deliver managed security services. A host of blue chip customers use Sify’s corporate service offerings.

Sify also caters to global markets in the specialized domains of eLearning Services and Remote Infrastructure Management Services. The eLearning Services designs, develops and delivers state-of-the-art digital learning solutions for non-profit, for-profit organizations and governmental organizations in the fields of Information technology, engineering, environment, healthcare, education and finance. The Remote Infrastructure Management Services provides dependable and economical solutions around managed services, hosting and monitoring.
Consumer services include broadband home access and the ePort cyber café chain across more than 200 cities and towns in India. Sify.com, the popular consumer portal, has channels on news, entertainment, finance, sports, games and shopping. Samachar.com is the popular portal aimed at non-resident Indians around the globe. The site’s content is available in 8 Indian languages, which include Hindi, Malayalam, Telugu, Kannada and Tamil, Punjabi and Gujarati in addition to English.
For more information about Sify, visit www.sifycorp.com.
Forward Looking Statements
Sify: This press release contains forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended. The forward-looking statements contained herein are subject to risks and uncertainties that could cause actual results to differ materially from those reflected in the forward-looking statements. Sify undertakes no duty to update any forward-looking statements.
For a discussion of the risks associated with Sify’s business, please see the discussion under the caption “Risk Factors” in the company’s report on Form 6-K for the quarter ended September 30, 2009, which has been filed with the United States Securities and Exchange Commission and is available by accessing the database maintained by the SEC at www.sec.gov.
For further information, please contact

Sify Technologies Limited	Grayling Investor Relations
Mr. Praveen Krishna	Ms. Trúc Nguyen (ext. 418)
Corporate Communications	Mr. Christopher Chu (ext. 426)
+91 44 22540777 (extn.2055)	+1-646-284-9400
praveen.krishna@sifycorp.com	truc.nguyen@grayling.com
Mr. Pijush Das	christopher.chu@grayling.com
Investor Relations
+91-44-2254-0777 (ext. 2703)
pijush.das@sifycorp.com